SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to the

ANNUAL REPORT

of

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Honorable Emanuel González-Revilla

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

Copies to:

Eli Whitney Debevoise II

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Avenue, N.W.

Washington, D.C. 20001

*	The Registrant is filing this annual report on a voluntary basis

REPUBLIC OF PANAMA (THE “REGISTRANT” OR “REPUBLIC”)

Reference is made to the registration statement of the Registrant filed with the Securities and Exchange Commission (the “Commission”) effective as of January 10, 2017 (Registration Statement No. 333-215316) (the “Registration Statement”).

The purpose of this Amendment to the annual report of the Registrant on Form 18-K for the year ended December 31, 2015, as amended, is to file with the Commission: (i) the Recent Developments in the Republic as of May 4, 2017, included as Exhibit H hereof; (ii) the legal opinions included as Exhibits I and J hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procurador de la Administración) in connection with any issue of securities under the Registration Statement; (iii) a form of the Registrant’s 3.875% Global Bonds due 2028, included as Exhibit K hereof; (iv) a form of the Registrant’s 4.500% Global Bonds due 2047, included as Exhibit L hereof; and (v) a conformed copy of the Terms Agreement, dated May 4, 2015, among the Republic, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, included as Exhibit M hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Panama, Panama, on the 15th day of May, 2017.

REPUBLIC OF PANAMA

By:	/s/ Iván A. Zarak Arias
Name:	Iván A. Zarak Arias
Title:	Vice-Minister of Economy
of the Republic of Panama

EXHIBIT INDEX

Exhibit No.
A:	None
B:	None
*C:	Copy of the 2016 Annual Budget of the Republic (in Spanish) (P) (Rule 311)
*D:	Current Description of the Republic
*E:	Recent Developments in the Registrant as of December 23, 2016
*F:	Amendment No. 3 dated October 26, 2016, to the Fiscal Agency Agreement, dated as of September 26, 1997, as amended by Amendment No. 1 thereto, dated September 4, 2003 and Amendment No. 2 thereto, dated as of February 13, 2015, between the Republic of Panama and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A., formerly known as Chase Manhattan Bank), as Fiscal Agent
*G:	Recent Developments in the Registrant as of April 19, 2017
H:	Recent Developments in the Registrant as of May 4, 2017
I:	Opinion dated May 15, 2017 of Arnold & Porter Kaye Scholer LLP
J:	Opinion dated May 15, 2017 of the Procurador de la Administracion
K:	Form of 3.875% Global Bonds due 2028
L:	Form of 4.500% Global Bonds due 2047
M:	Terms Agreement, dated May 4, 2017, among the Republic, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC

*	Previously filed.
(P)	Previous paper filing under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.